

February 16, 2011

Mr. Ronghua Wang
Chief Executive Officer
Biostar Pharmaceuticals, Inc.
No. 588 Shiji Xi Avenue
Xianyang, Shaanxi Province
The People's Republic of China

**Re: Biostar Pharmaceuticals, Inc.
        Form 10-K for the Year Ended December 31, 2009
        Filed March 31, 2010
        File No. 001-34708**

Dear Mr. Wang:

We have reviewed your January 13, 2011 response to our December 29, 2010 letter and have the following comment.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe the comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your response to our comment.

After reviewing your response to this comment, we may have additional comments.

Note 5 – Stockholders' Equity
Series B Convertible Preferred Stock, page F-14

1. In your response to the fourth bullet of our previous comment three, you appear to acknowledge that the existence of the "full ratchet" anti-dilution provision associated with your Series B Preferred Stock would cause the embedded conversion feature to not be indexed to your own common stock under ASC 815-40-15-7G. Please address the following:
   - Please provide us an analysis to support whether the conversion feature embedded in your Series B Preferred Stock, absent the "null and void" provision, should be bifurcated as a separate derivative liability under ASC 815-15-25-1. In this regard, it appears that in order to qualify for derivative liability accounting the embedded conversion feature associated with your Series B Preferred Stock must meet all the criteria of ASC 815-15-25-1, not just failing the indexed to your own stock exception from ASC 815-10-15-74a as interpreted by EITF 07-5 as codified in ASC 815-40-15-

5 through 15-8. If you conclude that the conversion feature should not be bifurcated, please confirm our understanding that it would not be necessary to determine whether or not the "full ratchet" anti-dilution provision would cause the embedded conversion feature to be indexed to your own common stock. As such, it appears that the conversion feature would remain classified in stockholders' equity with its host, the Series B Preferred Stock, and that the "full ratchet" anti-dilution provision would still be in effect as the "null and void" provision of Section 7(b) of your Statement of Designation would not be triggered.

- Please explain to us why you believe this "null and void" provision is a "correcting" provision that would apparently limit the conversion price adjustment to an amount allowed under ASC 815-40-15-5 through 15-7 (EITF 07-5). In such a case, it would appear that you assert that the "null and void" provision permits the "full ratchet" to be modified to a mathematical formula that would limit the ratchet to the dilution caused by a future below market issuance consistent with the Example 17 at ASC 815-40-55-42 and 55-43. It is unclear how the parties could agree to such a mathematical formula and its inputs when they are not stipulated in the agreement and why the "full ratchet" would not be nullified and inoperative if the "null and void" provision is triggered.

Please contact Kei Nakada, Staff Accountant, at (202) 551-3659 or Mark Brunhofer, Senior Staff Accountant, at (202) 551-3638 if you have questions regarding the comment. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief Accountant